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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
[ ] Form 10-QSB

      For Period Ended: December 31, 1997
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      [ ]Transition Report on Form 10-K
      [ ]Transition Report on Form 20-F
      [ ]Transition Report on Form 11-K
      [ ]Transition Report on Form 10-Q
      [ ]Transition Report on Form N-SAR

      For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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      If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I-REGISTRANT INFORMATION


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      Full Name of Registrant:  UNIDYNE Corporation

      Address of Principal Executive Office:

      118 Pickering Way
      Suite 104
      Exton, PA 19341


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PART II-RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Company maintains a small accounting staff. In prior years, principal responsibility for preparation of the Company's Form 10-K, including both the narrative portion and financial statements, has been assigned to the Company's Chief Financial Officer. In September 1997, the Company's Chief Financial Officer left the Company. An interim financial officer served during a portion of the fourth quarter. The Company initiated a search for individuals qualified for the Chief Financial Officer's role. A senior financial candidate was identified, began serving in late March 1998 and has focused on the preparation of the Form 10-K. Due to his recent assumption of his role, additional time is required to validate facts and assure the accuracy of the Company's Form 10-K.






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PART IV-OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      C. Eugene Hutcheson        (610) 363-8237
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      (Name)                     (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes      [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ] Yes      [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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      The registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          UNIDYNE CORPORATION

                                          By:  /s/ C. Eugene Hutcheson
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                                          Name:  C. Eugene Hutcheson
                                          Title: Chairman, Chief Executive
                                                   Officer and President





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